	Jenner & Block llp	Chicago
March 1, 2010	330 N. Wabash Avenue	Los Angeles
	Chicago, IL 60611	New York
	Tel 312-222-9350	Washington, dc
VIA EDGAR AND OVERNIGHT DELIVERY	www.jenner.com

Securities and Exchange Commission	Tel (312) 923-2820
100 F. Street N.E.	Fax (312) 840-7220
Washington, D.C. 20549-4628	jburgdoerfer@jenner.com
Attn: Kevin Dougherty
Re:	John B. Sanfilippo & Son, Inc. Form 10-K for the Fiscal Year Ended June 25, 2009 Filed August 27, 2009 File No. 000-19681
Dear Mr. Dougherty:
On behalf of John B. Sanfilippo & Son, Inc. (the “Company”), we would like to advise you that the Company’s response to the comment letter dated January 29, 2010 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above referenced document is in process. This letter confirms William Tolbert’s conversation with you on Monday, March 1, 2010, during which the Staff agreed that the Company could have an extension in responding to the Comment Letter, so that after giving effect to the Commission’s previous ten business day extension, the response is due no later than March 12, 2010.
Please do not hesitate to contact me at (312) 923-2820 if you have any questions regarding the foregoing or would like further information.

Sincerely,
/s/ Jerry J. Burgdoerfer
Jerry J. Burgdoerfer

cc:	Michael J. Valentine — John B. Sanfilippo & Son, Inc. William L. Tolbert — Jenner & Block LLP H. Roger Schwall — Securities and Exchange Commission